TRISTAR ACQUISITION I CORP.

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

VIA EDGAR

January 4, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Howard Efron

Re:	Tristar Acquisition I Corp.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 9, 2023
File No. 001-40905

Dear Mr. Efron:

Tristar Acquisition I Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to a comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 13, 2023, regarding its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022, filed with the Commission on March 9, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Form 10-K for the year ended December 31, 2022

Form 10-Q for the quarterly period ended September 30, 2023

Note 1Description of Organization and Business Operations and Liquidity, page 7

1.

We note your disclosure related to the Sponsor Handover in which Navy Sail International Limited, a British Virgin Islands company became your new sponsor on July 18, 2023. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future periodic filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully advises the Staff that Chunyi (Charlie) Hao, the sole shareholder and director of Navy Sail International Limited (the “Sponsor”) and President and Chairman of the board of directors of the Company, holds a Hong Kong special administrative region passport and is a permanent resident of Hong Kong. Except as disclosed herein, the Sponsor has no other substantial ties with non-U.S. persons. The Company respectfully advises the Staff that the Company plans to include a risk factor, substantially in the form below, in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and in other appropriate future filings under the Securities Act of 1933, as amended and Securities Exchange Act of 1934, as amended.

We may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with us, we may not be able to consummate a business combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a business combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated. Chunyi (Charlie) Hao, the sole shareholder and director of the Sponsor and President and Chairman of the board of directors of the Company, holds a Hong Kong special administrative region passport and is a permanent resident of Hong Kong. Accordingly, CFIUS may consider us to be a “foreign person.”

Although we do not believe Helport Limited, a British Virgin Islands business company (the “Helport”), is a U.S. business with which a business combination may affect national security, CFIUS may take a different view and decide to block or delay the business combination, impose conditions to mitigate national security concerns with respect to the business combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor.

The foreign ownership limitations, and the potential impact of CFIUS, may prevent us from consummating a business combination with Helport or a U.S. target company. If we were to seek an initial business combination other than the business combination with Helport, the pool of potential targets with which it could complete an initial business combination may be limited as a result of any such regulatory restriction, and we may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $[•] per share (plus any applicable interest accrued). This will also cause you to lose any potential investment opportunity in the potential target acquisition and the chance of realizing future gains on your investment through any price appreciation in the combined company, and our warrants will expire worthless.

2

****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

Tristar Acquisition I Corp.

By:	/s/ Xiaoma (Sherman) Lu
Name:	Xiaoma (Sherman) Lu
Title:	Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

3